SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

AMERICAN INDEPENDENCE CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

026760 40 5

(CUSIP Number)

Mr. David T. Kettig

485 Madison Avenue, 14th Floor

New York, NY 10022

(212) 355-4141

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2016

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 026760 40 5

1.	Names of Reporting Persons. Independence Holding Company

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware

Number of Shares	7.	Sole Voting Power
Beneficially		0
Owned by Each
Reporting Person	8.	Shared Voting Power
With		0

	9.	Sole Dispositive Power
		0

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,423,151(1)

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row 11
91.4% (2)

14.	Type Of Reporting Person (See Instructions)
HC, CO

(1) Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Independence Holding Company hereby disclaims beneficial ownership as to the 7,423,151 shares owned by its direct subsidiary, AMIC Holdings, Inc.

(2) Represents the percentage ownership based on 8,118,551 shares of common stock issued and outstanding as of August 15, 2016, as reported on the Form 10-Q for the three months ended June 30, 2016 filed with the SEC on August 15, 2016.

CUSIP NO. 026760 40 5

1.	Names of Reporting Persons. Madison Investors Corporation

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware

Number of Shares	7.	Sole Voting Power
Beneficially		0
Owned by Each
Reporting Person	8.	Shared Voting Power
With		0

	9.	Sole Dispositive Power
		0

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,423,151(1)

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row 11
0%(2)

14.	Type Of Reporting Person (See Instructions)
CO

(1) Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Madison Investors Corporation hereby disclaims beneficial ownership as to the 7,423,151 shares owned by its majority owned subsidiary, AMIC Holdings, Inc.

(2) Represents the percentage ownership based on 8,118,551 shares of common stock issued and outstanding as of August 15, 2016, as reported on the Form 10-Q for the three months ended June 30, 2016 filed with the SEC on August 15, 2016.

CUSIP NO. 026760 40 5

1.	Names of Reporting Persons. AMIC Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware

Number of Shares	7.	Sole Voting Power
Beneficially		7,423,151
Owned by Each
Reporting Person	8.	Shared Voting Power
With		0

	9.	Sole Dispositive Power
		7,423,151

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,423,151(1)

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row 11
91.4%(2)

14.	Type Of Reporting Person (See Instructions)
CO

(1) All of the shares reported were acquired by AMIC Holdings, Inc. through the contribution of such shares by Independence Holding Company and Madison Investors Corporation, respectively, to AMIC Holdings, Inc. in exchange for shares of common stock of AMIC Holdings, Inc.

(2) Represents the percentage ownership based on 8,118,551 shares of common stock issued and outstanding as of August 15, 2016, as reported on the Form 10-Q for the three months ended June 30, 2016 filed with the SEC on August 15, 2016.

This Amendment No. 19 to Schedule 13D is filed by Independence Holding Company, a Delaware corporation (“IHC”), Madison Investors Corporation, a Delaware corporation (“MIC”), and AMIC Holdings, Inc., a Delaware corporation (“AMIC Holdings”), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 (the “Exchange Act”). This Amendment No. 19 to Schedule 13D amends and supplements the Schedule 13D (as previously amended, the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the "SEC") on August 8, 2002 relating to the common stock, par value $0.01 per share (the “Common Stock”), of American Independence Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

This Amendment No. 19 to Schedule 13D is being filed to add AMIC Holdings as a filing person to the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following to the end thereof:

(a) – (c) AMIC Holdings is a corporation. The address of the principal business and principal offices of AMIC Holdings is485 Madison Avenue, 14th Floor, New York, NY 10022. The officers and directors of AMIC Holdings and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference into this Item 2.

IHC owns 37.7% of the common stock of AMIC Holdings, and MIC owns 62.3% of the common stock of AMIC Holdings.

(d) - (e) During the last five years, neither AMIC Holdings nor any other person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and have not, respectively, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person listed on Schedule A is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following to the end thereof:

AMIC Holdings acquired the shares of Common Stock from IHC and MIC as result of the contribution of such shares by each of IHC and MIC as described in Item 4 below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

AMIC Holdings was incorporated on March 4, 2016.

As previously reported, on June 28, 2016, IHC, MIC and AMIC Holdings filed a Schedule 13E-3 with the SEC related to a proposed going private transaction in respect of the Company. On July 25, July 28, July 29, and August 2, 2016, IHC, MIC and AMIC Holdings filed Amendments No. 1, 2, 3 and 4 to the Schedule 13E-3, respectively, with the SEC, amending certain items contained in the Schedule 13E-3.

On August 4, 2016, IHC, MIC and AMIC Holdings caused the Schedule 13E-3, as amended, to be mailed to the Company’s stockholders (the “Mailing”).

Immediately prior to the Mailing, on August 3, 2016, in accordance with the terms of that certain Contribution Agreement dated as of August 3, 2016 by and among IHC, MIC and AMIC Holdings (the “Contribution Agreement”), IHC and MIC contributed all of their respective shares of Common Stock to AMIC Holdings, resulting in AMIC Holdings owning an aggregate of 91.43% of the outstanding shares of Common Stock. In exchange, IHC and MIC received, in the aggregate, 100% of the shares of common stock of AMIC Holdings.

As described in the Schedule 13E-3, as amended, IHC and MIC intend to take the Company private by causing the Company to merge with and into AMIC Holdings in a “short form” merger pursuant to Section 253 of the Delaware General Corporation Law the (“DGCL”), with AMIC Holdings continuing as the surviving corporation (the “Surviving Corporation”). Pursuant to the terms of the merger, each then-outstanding share of Common Stock not owned by AMIC Holdings and by stockholders of the Company who properly exercise statutory appraisal rights under the DGCL, shall be cancelled and automatically converted into the right to receive in cash $24.74 per share of Common Stock. Immediately following the merger, IHC and MIC will own 100% of the capital stock of the Surviving Corporation.

In addition, on the effective date of the merger, the Surviving Corporation will notify the NASDAQ Stock Market (“NASDAQ”) of the merger effectiveness. It is expected that NASDAQ will then file a Form 25 with the SEC, which will deregister the Common Stock from Section 12(b) under the Exchange Act. On the 10th calendar day following NASDAQ's filing of the Form 25, it is expected that the Surviving Corporation will file a Form 15 to terminate any remaining Exchange Act registration under Section 12(g) of the Exchange Act and suspend Exchange Act reporting obligations under Section 15(d) of the Exchange Act.

It is expected that the merger be effected on August 31, 2016, or as soon as practical thereafter.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following to the end thereof:

See Item 4 of the Schedule 13D for a discussion of the Contribution Agreement.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

10.1	Contribution Agreement
99.6	Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 16, 2016

INDEPENDENCE HOLDING COMPANY

By:	/s/ Teresa A. Herbert
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

MADISON INVESTORS CORPORATION

By:	/s/ David T. Kettig
David T. Kettig
Senior Vice President

AMIC HOLDINGS, INC.

By:	/s/ David T. Kettig
David T. Kettig
President

SCHEDULE A

Directors and Officers of AMIC Holdings

Name and Position	Principal Occupation	Principal Business Address
David T. Kettig, President and Director	Chief Operating Officer, Executive Vice President and Acting General Counsel of IHC	485 Madison Ave. New York, NY 10022
Teresa A. Herbert, CFO and Director	Chief Financial Officer and Senior Vice President of IHC	485 Madison Ave. New York, NY 10022
Larry R. Graber, VP and Director	President of Madison National Life Insurance Company, Inc., an Affiliate of the filers	485 Madison Ave. New York, NY 10022